UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

2 May 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 2 May 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/05/2024	558,800	£28.9400	£28.2850	£28.6377	XLON	GBP
02/05/2024	300,000	£28.9400	£28.2850	£28.6356	BATE	GBP
02/05/2024	80,000	£28.9300	£28.2850	£28.6224	CHIX	GBP
02/05/2024	652,000	€33.9850	€33.2450	€33.6572	XAMS	EUR
02/05/2024	200,000	€33.9850	€33.2450	€33.6482	CEUX	EUR
02/05/2024	40,000	€33.9700	€33.2550	€33.6363	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 02 (https://ml-eu.globenewswire.com/Resource/Download/3f3ce937-db94-49d0-b2aa-5a3e67bb35ee)

Transaction in Own Shares

3 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 3 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/05/2024	458,141	£28.8050	£28.4650	£28.6630	LSE	GBP
03/05/2024	299,859	£28.8050	£28.4950	£28.6675	BATS (BXE)	GBP
03/05/2024	80,000	£28.7900	£28.4650	£28.6721	Chi-X (CXE)	GBP
03/05/2024	627,138	€33.8500	€33.3900	€33.6433	XAMS	EUR
03/05/2024	150,000	€33.8500	€33.3800	€33.6510	CBOE DXE	EUR
03/05/2024	24,862	€33.8350	€33.4400	€33.6609	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 03 (https://ml-eu.globenewswire.com/Resource/Download/2b62839a-937a-428a-a340-1c637a27697c)

Transaction in Own Shares

6 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 6 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/05/2024	579,844	€33.8850	€33.6800	€33.8322	XAMS	EUR
06/05/2024	189,531	€33.8900	€33.6800	€33.8356	CBOE DXE	EUR
06/05/2024	55,625	€33.8900	€33.6950	€33.8273	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 06 (https://ml-eu.globenewswire.com/Resource/Download/8b6952b8-9cef-4534-ac9b-5142db49b1ae)

Transaction in Own Shares

7 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 7 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/05/2024	587,067	£29.1200	£28.8750	£29.0111	LSE	GBP
07/05/2024	151,752	£29.0900	£28.8850	£29.0337	Chi-X (CXE)	GBP
07/05/2024	112,181	£29.1000	£28.8850	£29.0206	BATS (BXE)	GBP
07/05/2024	538,336	€34.0850	€33.8200	€33.9760	XAMS	EUR
07/05/2024	221,068	€34.0750	€33.8200	€33.9782	CBOE DXE	EUR
07/05/2024	50,596	€34.0650	€33.9300	€33.9969	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  SHELL_RNS_Report-2024 05 07 (https://ml-eu.globenewswire.com/Resource/Download/1c086624-9e06-45d4-8ae6-2429c226912c)

Transaction in Own Shares

8 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 8 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/05/2024	598,291	£29.0350	£28.7100	£28.9122	LSE	GBP
08/05/2024	139,646	£29.0400	£28.7100	£28.9238	Chi-X (CXE)	GBP
08/05/2024	106,063	£29.0350	£28.7300	£28.9101	BATS (BXE)	GBP
08/05/2024	577,346	€33.9250	€33.5150	€33.7574	XAMS	EUR
08/05/2024	189,656	€33.9050	€33.5050	€33.7546	CBOE DXE	EUR
08/05/2024	45,998	€33.8900	€33.6800	€33.7978	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  SHELL_RNS_Report-2024 05 08 (https://ml-eu.globenewswire.com/Resource/Download/79e21b2a-ce26-4e95-b52c-4aa486fe76e5)

Transaction in Own Shares

9 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 9 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/05/2024	595,978	£29.2350	£28.9500	£29.0895	LSE	GBP
09/05/2024	128,609	£29.2350	£28.9700	£29.0808	Chi-X (CXE)	GBP
09/05/2024	100,413	£29.2400	£28.9750	£29.0602	BATS (BXE)	GBP
09/05/2024	573,341	€34.1350	€33.8100	€33.9810	XAMS	EUR
09/05/2024	189,968	€34.1300	€33.8100	€33.9871	CBOE DXE	EUR
09/05/2024	41,691	€34.1100	€33.8400	€33.9108	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 09 (https://ml-eu.globenewswire.com/Resource/Download/d36f18ff-8560-4997-940e-4552bdc83763)

Transaction in Own Shares

10 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 10 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/05/2024	599,678	£29.4700	£29.2350	£29.4011	LSE	GBP
10/05/2024	114,203	£29.4700	£29.2600	£29.3854	Chi-X (CXE)	GBP
10/05/2024	96,119	£29.4600	£29.2750	£29.3796	BATS (BXE)	GBP
10/05/2024	534,544	€34.4450	€34.1900	€34.3465	XAMS	EUR
10/05/2024	172,173	€34.4450	€34.2200	€34.3530	CBOE DXE	EUR
10/05/2024	36,283	€34.4300	€34.2200	€34.3516	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 10 (https://ml-eu.globenewswire.com/Resource/Download/4af2e441-aafc-4478-bd8f-68b42008ea0f)

Transaction in Own Shares

13 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 13 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/05/2024	480,275	£29.5600	£29.3550	£29.4669	LSE	GBP
13/05/2024	284,725	£29.5600	£29.3500	£29.4740	BATS (BXE)	GBP
13/05/2024	70,000	£29.5500	£29.3400	£29.4749	Chi-X (CXE)	GBP
13/05/2024	665,000	€34.5150	€34.2900	€34.4197	XAMS	EUR
13/05/2024	100,000	€34.5150	€34.2850	€34.4237	CBOE DXE	EUR
13/05/2024	20,000	€34.5100	€34.3050	€34.4228	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 13 (https://ml-eu.globenewswire.com/Resource/Download/7efd37bd-1132-4844-bc47-4afb40bc5742)

Transaction in Own Shares

14 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 14 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/05/2024	604,105	£29.4450	£29.0100	£29.2259	LSE	GBP
14/05/2024	223,895	£29.4450	£29.0050	£29.2391	BATS (BXE)	GBP
14/05/2024	70,000	£29.4350	£29.0050	£29.2424	Chi-X (CXE)	GBP
14/05/2024	760,000	€34.4300	€33.8950	€34.1599	XAMS	EUR
14/05/2024	100,000	€34.4200	€33.9000	€34.1677	CBOE DXE	EUR
14/05/2024	20,000	€34.4200	€33.9300	€34.1913	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 14 (https://ml-eu.globenewswire.com/Resource/Download/3791a4ca-7d51-4465-ba00-6731092b9434)

Transaction in Own Shares

15 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 15 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/05/2024	43,329	£29.2800	£28.4800	£28.8748	LSE	GBP
15/05/2024	3,818	£29.1950	£28.5150	£28.9315	Chi-X (CXE)	GBP
15/05/2024	2,853	£29.0000	£28.5500	£28.7703	BATS (BXE)	GBP
15/05/2024	42,476	€34.2250	€33.3400	€33.7873	XAMS	EUR
15/05/2024	6,062	€34.2250	€33.4000	€33.8710	CBOE DXE	EUR
15/05/2024	1,156	€34.2050	€33.6200	€33.9726	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 15 (https://ml-eu.globenewswire.com/Resource/Download/5c610060-da8a-40a4-9abe-bd489d3bb5c5)

Transaction in Own Shares

16 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 16 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/05/2024	1,135,704	£28.4950	£27.9950	£28.2245	LSE	GBP
16/05/2024	733,121	£28.5000	£28.0000	£28.2351	BATS (BXE)	GBP
16/05/2024	164,175	£28.4800	£27.9950	£28.2013	Chi-X (CXE)	GBP
16/05/2024	1,288,034	€33.4100	€32.8000	€33.0167	XAMS	EUR
16/05/2024	280,812	€33.3950	€32.8000	€32.9873	CBOE DXE	EUR
16/05/2024	58,154	€33.3900	€32.8000	€32.9862	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 16 (https://ml-eu.globenewswire.com/Resource/Download/134e19f7-ac4a-4bad-90e4-da1ad94fc438)

Transaction in Own Shares

17 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 17 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/05/2024	710,000	£28.3450	£27.9950	£28.0990	LSE	GBP
17/05/2024	150,000	£28.3250	£27.9900	£28.1012	BATS (BXE)	GBP
17/05/2024	100,000	£28.3300	£27.9900	£28.1009	Chi-X (CXE)	GBP
17/05/2024	949,021	€33.1950	€32.8100	€32.9522	XAMS	EUR
17/05/2024	200,979	€33.1850	€32.8200	€32.9455	CBOE DXE	EUR
17/05/2024	50,000	€33.1950	€32.8150	€32.9461	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 17 (https://ml-eu.globenewswire.com/Resource/Download/4dacd424-bf83-4702-8e50-f154a9f08807)

Transaction in Own Shares

20 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 20 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/05/2024	641,832	£28.3200	£28.0100	£28.1426	LSE	GBP
20/05/2024	153,995	£28.3200	£28.0250	£28.1547	Chi-X (CXE)	GBP
20/05/2024	130,173	£28.3200	£28.0250	£28.1540	BATS (BXE)	GBP
20/05/2024	601,659	€33.2150	€32.8900	€33.0268	XAMS	EUR
20/05/2024	212,626	€33.2100	€32.8950	€33.0312	CBOE DXE	EUR
20/05/2024	55,715	€33.2100	€32.9150	€33.0902	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 20 (https://ml-eu.globenewswire.com/Resource/Download/f1fb5c71-e5ff-4291-bbc5-fecbf4804d1c)

Transaction in Own Shares

21 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 21 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/05/2024	564,993	£28.1100	£27.7900	£27.9700	LSE	GBP
21/05/2024	164,077	£27.9900	£27.7900	£27.8872	Chi-X (CXE)	GBP
21/05/2024	115,930	£28.0700	£27.7900	£27.9027	BATS (BXE)	GBP
21/05/2024	515,151	€33.0650	€32.6650	€32.8419	XAMS	EUR
21/05/2024	202,252	€33.0650	€32.6650	€32.8572	CBOE DXE	EUR
21/05/2024	57,597	€33.0350	€32.6650	€32.8017	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 21 (https://ml-eu.globenewswire.com/Resource/Download/0f6a3d78-ce31-4a87-ba48-17077796702a)

Transaction in Own Shares

22 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 22 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/05/2024	1,073,437	£27.8850	£27.5250	£27.6634	LSE	GBP
22/05/2024	166,856	£27.8850	£27.6850	£27.7908	Chi-X (CXE)	GBP
22/05/2024	109,707	£27.8700	£27.6800	£27.7708	BATS (BXE)	GBP
22/05/2024	874,192	€32.8750	€32.4850	€32.6564	XAMS	EUR
22/05/2024	296,848	€32.8750	€32.4950	€32.6665	CBOE DXE	EUR
22/05/2024	58,960	€32.8800	€32.5700	€32.7369	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 22 (https://ml-eu.globenewswire.com/Resource/Download/8c250064-d647-4e2b-a91f-64650f88bd99)

Transaction in Own Shares

23 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 23 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/05/2024	532,328	£27.8400	£27.5250	£27.7069	LSE	GBP
23/05/2024	161,841	£27.8400	£27.5600	£27.7096	Chi-X (CXE)	GBP
23/05/2024	93,056	£27.8400	£27.5650	£27.7152	BATS (BXE)	GBP
23/05/2024	514,226	€32.8250	€32.4900	€32.6855	XAMS	EUR
23/05/2024	183,175	€32.8200	€32.4900	€32.6843	CBOE DXE	EUR
23/05/2024	57,599	€32.7950	€32.5100	€32.6776	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 23 (https://ml-eu.globenewswire.com/Resource/Download/6ac0b0fd-07e0-4098-8712-9cfb050ff4d7)

Transaction in Own Shares

24 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 24 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/05/2024	663,784	£27.8050	£27.4800	£27.6787	LSE	GBP
24/05/2024	171,308	£27.8000	£27.5050	£27.6624	Chi-X (CXE)	GBP
24/05/2024	114,908	£27.7850	£27.5050	£27.6771	BATS (BXE)	GBP
24/05/2024	629,101	€32.7800	€32.4250	€32.6283	XAMS	EUR
24/05/2024	162,796	€32.7750	€32.4300	€32.6155	CBOE DXE	EUR
24/05/2024	58,103	€32.7450	€32.4450	€32.6100	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 24 (https://ml-eu.globenewswire.com/Resource/Download/b1120bde-672a-4252-b3ef-7fee5282e3fa)

Transaction in Own Shares

27 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 27 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/05/2024	489,020	€32.8950	€32.6900	€32.8231	XAMS	EUR
27/05/2024	171,038	€32.8950	€32.7200	€32.8272	CBOE DXE	EUR
27/05/2024	57,984	€32.8950	€32.7200	€32.7906	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 27 (https://ml-eu.globenewswire.com/Resource/Download/da8fe0c5-3b0b-4f2c-891e-b28d8a9f57b3)

Transaction in Own Shares

28 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 28 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/05/2024	605,844	£27.9100	£27.6225	£27.7175	LSE	GBP
28/05/2024	160,423	£27.9100	£27.6250	£27.7167	Chi-X (CXE)	GBP
28/05/2024	113,733	£27.9100	£27.6250	£27.7200	BATS (BXE)	GBP
28/05/2024	584,899	€32.9450	€32.6250	€32.7447	XAMS	EUR
28/05/2024	297,986	€32.9200	€32.6200	€32.7274	CBOE DXE	EUR
28/05/2024	57,115	€32.9250	€32.6300	€32.7403	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 28 (https://ml-eu.globenewswire.com/Resource/Download/a0b19562-b899-4348-b91d-b72a05f149bd)

Transaction in Own Shares

29 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 29 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
29/05/2024	488,510	£28.3000	£27.9550	£28.0431	LSE	GBP
29/05/2024	66,343	£28.2950	£27.9550	£28.0427	BATS (BXE)	GBP
29/05/2024	65,147	£28.2950	£27.9550	£28.0457	Chi-X (CXE)	GBP
29/05/2024	380,301	€33.3000	€32.9700	€33.0964	XAMS	EUR
29/05/2024	152,927	€33.3000	€32.9800	€33.0936	CBOE DXE	EUR
29/05/2024	56,772	€33.2950	€32.9850	€33.1044	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 29 (https://ml-eu.globenewswire.com/Resource/Download/e3cdc667-7409-4050-a1ec-7a3350bb1c61)

Transaction in Own Shares

30 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 30 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
30/05/2024	615,374	£28.0050	£27.8250	£27.9050	LSE	GBP
30/05/2024	174,642	£28.0050	£27.8250	£27.8978	Chi-X (CXE)	GBP
30/05/2024	119,984	£28.0000	£27.8300	£27.9070	BATS (BXE)	GBP
30/05/2024	517,664	€33.0400	€32.8100	€32.9158	XAMS	EUR
30/05/2024	330,129	€33.0400	€32.8100	€32.9186	CBOE DXE	EUR
30/05/2024	62,207	€33.0400	€32.8600	€32.9277	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 30 (https://ml-eu.globenewswire.com/Resource/Download/73cc35ec-dbba-4b69-ad4f-59a0d87d7a30)

 Transaction in Own Shares

31 May, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 31 May, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
31/05/2024	398,856	£28.2350	£27.9750	£28.1379	LSE	GBP
31/05/2024	59,633	£28.2350	£27.9900	£28.1310	Chi-X (CXE)	GBP
31/05/2024	51,511	£28.2300	£27.9900	£28.1206	BATS (BXE)	GBP
31/05/2024	297,936	€33.2400	€32.9850	€33.1286	XAMS	EUR
31/05/2024	176,741	€33.2350	€33.0150	€33.1276	CBOE DXE	EUR
31/05/2024	45,323	€33.2250	€33.0150	€33.1340	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 05 31 (https://ml-eu.globenewswire.com/Resource/Download/dbf667d1-6996-41cc-9269-9c817c742efa)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: June 3, 2024	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary